UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BBVA creating opportunities
3Q18 Results
October 30th, 2018

3Q18 Results
October 30th 2018 / 2
Disclaimer
This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications.
This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document.
This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission.
Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

3Q18 Results
October 30th 2018 / 3
Strong Results in the Quarter
Net Attributable Profit CET1 fully-loaded – BBVA Group
Quarterly evolution (€m) Quarterly evolution (%)
BBVA Chile disposal
+633€m
Hyperinflation (ARG)
-190€m
1,674
11.47% 11.40% 11.34% 1,340 11.34%
1,193 1,309 11.20% 1,143
Ex- TEF impairment
1,123
70
3Q17 4Q17 1Q18 2Q18 3Q18 Sep-17 Dec-17 * Mar-18 * Jun-18* Sep-18
Proforma Proforma Proforma
(*) Data proforma includes IFRS9 full impact (-31bps) and the impact from corporate transactions (sale of BBVA Chile closed on July 6th and RE Assets to Cerberus closed on Oct.10th ) which amounts to +57bps as of Dec17 and Mar18 and +55bps as of Jun18

3Q18 Results
October 30th 2018 / 4
3Q18 Highlights
01 Strong core revenue growth NII + Fees (€ constant)
+11.9% vs. 3Q17
02 Delivery in efficiency Efficiency
49.6% -52 bps vs. 12M17 (constant)
03 Accelerating our Digital Sales (units) Mobile customers
transformation 39.5% 21.7m+37%
Sep-18 YtD Sep-18 vs. Sep-17
04 Sound risk indicators NPL ratio Coverage ratio CoR
4.1% 73% 0.90%
-46 bps vs. 3Q17 +99 bps vs. 3Q17 -4 bps vs. 9M17
05 Solid capital position, above CET 1 FL
target 11.34% -6 bps vs. 2Q18
TBV/Share + Shareholders remuneration
06 Focus on shareholder value ROE %
+7.2
12.2% Sep-18 5.95
0.25 Dividends
ROTE 5.55
5.70
14.8% Sep-18
1 Jan-18 Sep-18

3Q18 Results
October 30th 2018 / 5
3Q18 Profit & Loss
Change
3Q18/3Q17
% % constant
BBVA Group(€m) 3Q18
Net Interest Income 4,256 -3.2 13.3
Net Fees and Commissions 1,161 -7.0 6.8 Net Trading Income 200 -42.4 -27.2 Other Income & Expenses -94 n.s. n.s.
Gross Income 5,522 -10.8 4.8
Operating Expenses -2,779 -9.6 3.3
Operating Income 2,743 -11.9 6.4
Impairment on Financial Assets -1,018 4.2 16.5 Provisions and Other Gains and Losses -157 -0.1 13.6
Income Before Tax 1,569 -20.8 0.5
Income Tax -428 -22.1 -2.4 Non-controlling Interest -100 -65.2 -28.4
Net Attributable Profit ex-Corp. Ops. 1,040 -9.0 8.3
Corporate Operations Income 633 n.s. n.s.
Net Attributable Profit 1,674 46.4 70.5

3Q18 Results
October 30th 2018 / 6
9M18 Profit & Loss
Change 9M18/9M17
BBVA Group(€m) 9M18% % constant
Net Interest Income 12,899 -2.3 10.2
Net Fees and Commissions 3,653 -1.4 9.4 Net Trading Income 907 -35.9 -31.2 Other Income & Expenses 136 -76.7 -73.7
Gross Income 17,596 -6.9 4.3
Operating Expenses -8,721 -7.1 2.7
Operating Income 8,875 -6.8 5.8
Impairment on Financial Assets -2,629 -9.9 -1.2 Provisions and Other Gains and Losses -234 -60.3 -58.9
Income Before Tax 6,012 0.0 16.6
Income Tax -1,641 -1.7 12.8 Non-controlling Interest -682 -23.9 0.4
Net Attributable Profit ex-Corp. Ops. 3,689 7.0 22.0
Corporate Operations Income 633 n.s. n.s.
Net Attributable Profit 4,323 25.3 43.0

3Q18 Results
October 30th 2018 / 7
Strong Core Revenue Growth
Net Interest Income Net Fees and Commissions
(€m constant) (€m constant)
+13.3% +6.8%
4,513 Excellent Good trend
1,195 1,236 1,222
4,229 4,256 quarter 1,144 1,149 impacted by 3,983 4,130 1.1
%—% seasonality in
+ 6.0
the quarter
3Q17 4Q17 1Q18 2Q18 3Q18 3Q17 4Q17 1Q18 2Q18 3Q18
Net Trading Income Gross Income
(€m constant) (€m constant)
+4.8%
Lower ALCO Core revenue
528 sales & Global 5,932 5,868 5,838 5,890 growth 5,618 391 Markets partially offset
319 + 0.9%
284 232 results by hyperinflation adjustment in Argentina
3Q17 4Q17 1Q18 2Q18 3Q18 3Q17 4Q17 1Q18 2Q18 3Q18

3Q18 Results
October 30th 2018 / 8
Delivery in efficiency
Group Operating Jaws Efficiency Ratio
(YoY (%); (€ constant)) (€ constant)
10.1 16,553
%
15,040 Core
8.0%
13,923 Revenues
53.0%
8,721 Operating 50.1% 49.6% 8,460 0.3% 8,490 2.7% -52
Expenses
bps
12M16 12M17 9M18 9M16 9M17 9M18
Widening operating jaws and efficiency improvement

3Q18 Results
October 30th 2018 / 9
Positive jaws in all geographies
Operating Jaws Breakdown
(YoY (%); (€ constant))
Spain* INFLATION USA INFLATION Mexico INFLATION
1.6% 2.4% 5.3%
Average 12m Average 12m Average 12m
0.9%
8.1%
8.5%
6.2% 3.7% -4.4%
Core Operating Core Operating Core Operating Revenues expenses Revenues expenses Revenues expenses
Turkey INFLATION Peru INFLATION Colombia INFLATION Argentina INFLATION
13.7% 1.4% 3.4% 40.5%
Average 12m Average 12m Average 12m YoY
77.7%
27.4% 55.5%
6.5% 9.4%
10.8% 5.3% 5.4%
Core Operating Core Operating Core Operating Core Operating Revenues expenses Revenues expenses Revenues expenses Revenues expenses
(*) Spain includes banking and non-core real-estate activities

3Q18 Results
October 30th 2018 / 10
Outstanding trend in digital sales across the board
Digital sales by product
GROUP (% of total sales YtD, PRV*)
(% of total sales YtD,43.0% Consumer loans # of transactions and PRV*)
37.9% SMEs loans
39.5 30.0% Demand deposits
UNITS
24.7 PRV 20.6% Insurance
30.7 16.6%
15.3
18.4
11.8 6.4% 9.4% Mortgages
2.9%
Sep-16 Sep-17 Sep-18 1.6%
0.0%
Sep-16 Sep-17 Sep-18
Figures have been restated due to the inclusion of additional products
(*) Product Relative Value as a proxy of a better economic representation of units sold

3Q18 Results
October 30th 2018 / 11
Positive performance in digital sales in all markets
(% of total sales YtD, # of transactions and PRV*)
SPAIN USA
43.7
UNITS 24.6 PRV
19.4
26.7 18.4 23.2 UNITS
PRV
34.4
15.7
16.2
10.2 19.0
11.0
Sep-16 Sep-17 Sep-18 Sep-16 Sep-17 Sep-18
MEXICO TURKEY SOUTH AMERICA
34.6 44.8
UNITS PRV 52.2
UNITS
34.7 UNITS
17.5 PRV 42.7 29.6
27.4
10.5 33.0 PRV
24.0 11.5
12.4 23.8 17.2
6.3 10.4 13.0
Sep-16 Sep-17 Sep-18 Sep-16 Sep-17 Sep-18 Sep-16 Sep-17 Sep-18
Figures have been restated due to the inclusion of additional products
(*) Product Relative Value as a proxy of a better economic representation of units sold

3Q18 Results
October 30th 2018 / 12
Digital sales unlock additional revenues and clients growth
Global FX Revenue Users of BBVA FX digital platforms
(€, YtD) (Sep-18 vs Sep-17)
+29%
+70%
DIGITAL +23%
NON
DIGITAL TURKEY PERU COLOMBIA
x1.4 x9.5 x2.7
Sep-17 Sep-18

3Q18 Results
October 30th 2018 / 13
Digitalization also drives engagement
Evolution after client digitalization (Example Spain)
Revenue per client Number of products
Digitalization 12 months later Digitalization 12 months later T-0 T-12 T-0 T-12
Digital Digital 4.7 22% client client
-5% 3.5
Non digital Non digital client client

3Q18 Results
October 30th 2018 / 14
Transformation enables higher sales with less commercial efforts
Example Mexico
Growth in PRV* sales +32%
+282% +7%
1Q16 Traditional Digital 3Q18
ABOVE THE GLASS levers sales
BELOW THE GLASS -3%
Efficiency
(FTEs evolution) +4%
-5%
1Q16 Sales Administrative 3Q18 executives managers
(*) Product Relative Value as a proxy of a better economic representation of units sold

3Q18 Results
October 30th 2018 / 15
New creation model also leads to efficiency gains
Speed Reusability
Features per developer/month FX DIY program execution (front-to-back)
x6.6
Time-to-Market
Mexico First deployment
Peru
-25%
Colombia
2016 2018 -50%
TIME

3Q18 Results
October 30th 2018 / 16
Growth in digital and mobile customers
Digital Customers
(Mn, % penetration)
+23% +22%
26.0
21.1
17.2
Sep-16 Sep-17 Sep-18
PENETRATION 35% 42% 49% Leading
in our footprint
Mobile Customers BBVA ranked 1st
(Mn, % penetration) in mobile banking
+37% penetration in the US market
+41%
21.7
15.8
11.2 Source: comScore
Peers: Bank of America, BB&T, Capital One, Chase, Citibank, HSBC, Key Bank, PNC Bank, Sun Trust, US Bank, USAA, Wells Fargo, Credit Union
Sep-16 Sep-17 Sep-18
PENETRATION 23% 31% 41%

3Q18 Results
October 30th 2018 / 17
Best in class in Mobile Banking App
The Forrester Banking Wave
Global Banking App Ranking 2018
#1 Spain App
#2 Turkey App
#3
#4
Other banks
#5
Forrester

3Q18 Results
October 30th 2018 / 18
Sound risk indicators1
Financial Asset Impairments2 NPLs
(€m constant) (€bn)
+16.5%—3.2 € bn
904 1,053
20.9 20.5 749 801 775 19.5
+36% 19.7
17.7
-2 € bn
3Q17 4Q17 1Q18 2Q18 3Q18 3Q17 4Q17 1Q18 2Q18 3Q18
Cost of risk NPL & Coverage ratios
YtD (%) (%)
72% 73% 71% 73% 65%
Coverage
0.94% Cost of risk
0.89% 0.85% 0.82% 0.90% 4.6%
4.6% 4.4% 4.4%
NPL
3Q17 4Q17 1Q18 2Q18 3Q18 4.1% 3Q17 4Q17 1Q18 2Q18 3Q18
(1) Data as of 9M18 under IFRS9 standards, 2017 figures under IAS 39 (2) Ex- Telefónica impairment in 4Q17
Positive trend in NPLs reduction

3Q18 Results
October 30th 2018 / 19

Solid capital position

CET1 fully-loaded - BBVA Group

Evolution (%, bps)


- 6 bps
11.40%
+35 bps
-13 bps
-11 bps
-17 bps
11.34%
Jun.18 proforma *
Net Earnings
Dividend accrual and AT1 Coupons
RWAs (In constant €)
Others **
Sep.18

(*) Data proforma Jun.18 includes IFRS9 full impact (-31bps) and +55 bps from corporate transactions, both already closed (sale of BBVA Chile closed on July 6th, and RE Assets to Cerberus on Oct 10th).
(**) Others includes mainly market related impacts (FX impact and mark to market of AFS portfolios).

High quality capital

Leverage ratio fully-loaded (%)


6.6%
#1
4.9%
BBVA
European Peer Group Average

AT1 and Tier 2 buckets already covered

Sep-18, Fully loaded (%)


1.73%
2.53%
AT1
Tier 2

European Peer Group: BARC, BNPP, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI, CASA. European Peer Group figures as of Jun-18. BBVA figures as of Sep-18

Successful Issue of AT1 Securities

€1BN AT1

Coupon: 5.875%

- Not included in Sep-18 Ratios (Issued on 18th Sep-18)

3Q18 Results
October 30th 2018 / 20
Focus on shareholder value
TBV per Share & Shareholder ROE and ROTE1 Remuneration
(€ per Share)
Inc. Corp. Ops.
+7.2%
14.8%
5.95 13.1
ROTE
5.78 11.9 12.0
5.73 0.25 Dividends
0.15 ROE
0.15
5.55 10.8
9.6 9.7
5.70
5.58 5.63
5.55 Inc. Corp. Ops.
12.2%
1 Jan-18 Mar-18 Jun-18 Sep-18 Sep-17 Dec-17 Sep-18
(1) Ex- corporate operations

3Q18 Results
October 30th 2018 / 21
Business Areas

3Q18 Results
October 30th 2018 / 22

Spain Banking Activity

Profit & Loss (€m)	3Q18	Δ (%) vs 3Q17	9M18	Δ (%) vs 9M17
Net Interest Income	**912**	**-1.6**	**2,749**	**-1.5**
Net Fees and Commissions	418	6.9	1,268	8.0
Net Trading Income	36	-51.9	318	-19.2
Other Income & Expenses	100	-28.8	182	-51.5
Gross Income	**1,466**	**-4.4**	**4,516**	**-4.6**
Operating Expenses	-811	-3.6	-2,455	-4.0
Operating Income	**656**	**-5.4**	**2,061**	**-5.3**
Impairment on Financial Assets	-106	-15.8	-281	-34.5
Provisions & other gains (losses)	-86	97.5	-207	-28.7
Income Before Tax	**463**	**-11.5**	**1,574**	**7.9**
Income Tax	-89	-32.9	-404	0.9
Net Attributable Profit	**374**	**-4.2**	**1,167**	**10.5**

Activity (Sep-18)


YtD
-2.0%
€bn
163.9
YoY
-1.5%
Mortgages
75.5
-3.7%
Consumer
11.3
+25.9%
Very small businesses
13.4
+7.6%
Corporates + CIB
23.2
+0.7%
Other commercial[2]
19.9
-9.3%
Public sector
15.2
-10.6%
Rest
5.5
+17.8%
Lending[1]
YtD
+0.9%
€bn
239.1
YoY
+0.2%
Demand Deposits
138.5
+14.5%
Time Deposits
36.5
-36.8%
Off-BS Funds
64.2
+6.8%
Cust. Funds

(1) Performing loans under management. (2) In 2Q18, €1.5Bn have been reclassified to Corporates+CIB.
Note: Activity excludes repos

Key Ratios


Customer Spread
(%)
Yield on loans
2.00
2.01
2.01
1.93
1.94
1.93
Customer spread
Cost of deposits
0.08
0.07
0.08
3T17
2T18
3T18


Asset Quality ratios[1]
52.3%
56.8%
56.2%
Coverage
5.8%
5.2%
5.0%
NPL
0.33%
0.21%
0.22%
CoR (YtD)
3Q17
2Q18
3Q18

(1) Data as of 2018 under IFRS9 standards, 2017 figures under IAS 39.

- **Loans:** continued growth in most profitable retail segments.
- **Core revenue growth** (+1.3% yoy in 9M18): sound growth in asset management and retail banking fees.
- **Costs** continue to go down.
- **Asset quality**: NPLs -€546 Mn qoq, CoR < 30 bps.

3Q18 Results
October 30th 2018 / 23
Non Core Real Estate
Net exposure
(€bn)
-30.2% Net attributable profit
(€m)
-78.0%
7.8
5.9 -7% 9M17 9M18
Real Estate 5.5 owned assets 5.0
4.8 -5.3% -60
4.8
RE developer loans 2.8
1.1 -75.6% -274
0.7
Sep-17 Jun-18 Sep-18
In line to meet year-end guidance: 2018e Net losses below €100 Mn
Net exposure decrease: -7% qoq mainly due to loan portfolio sales
Cerberus transaction closed in October 2018

3Q18 Results
October 30th 2018 / 24

USA

Profit & Loss (constant €m)	3Q18	Δ (%) vs 3Q17	9M18	Δ (%) vs 9M17
Net Interest Income	**569**	**12.1**	**1,665**	**12.0**
Net Fees and Commissions	143	-8.3	448	-2.9
Net Trading Income	20	-13.4	69	-6.5
Other Income & Expenses	-5	n.s.	0	-99.0
Gross Income	**727**	**6.0**	**2,182**	**9.1**
Operating Expenses	-470	7.4	-1,373	6.2
Operating Income	**257**	**3.4**	**810**	**14.3**
Impairment on Financial Assets	-74	-8.5	-138	-25.1
Provisions & other gains (losses)	2	-113.8	14	-181.7
Income Before Tax	**185**	**18.7**	**686**	**35.0**
Income Tax	-35	-3.7	-145	11.1
Net Attributable Profit	**149**	**25.7**	**541**	**43.2**

Activity (Sep-18)

(constant €)


YtD
+4.9%
€bn
58.7
YoY
+6.3%
Mortgages 11.1 -3.4%
Consumer 8.5 +23.7%
CIB 8.8 +0.3%
SMEs 2.5 +9.2%
Other commercial 22.4 +6.3%
Public sector 5.3 +12.8%
Lending2
YtD1
-3.3%
€bn
60.9
YoY
+4.2%
Demand Deposits 40.1 +4.4%
Time Deposits 15.4 +8.9%
Others 5.4 -8.5%
Cust. Funds

(1) In 3Q18, 1.4bn€ reclassified outside customer funds. Excluding this reclass., YTD -1.1%.
(2) Performing loans under management. Note: Activity excludes repos

Key Ratios


Customer Spread
(%)
Yield on loans
4.12
4.51
4.65
3.76
3.97
3.99
Customer spread
Cost of deposits
0.36
0.54
0.66
3Q17
2Q18
3Q18


Asset Quality ratios1
118.6%
93.3%
101.1%
Coverage
1.2%
1.2%
1.1%
NPL
0.46%
0.23%
0.33%
CoR (YtD)
3Q17
2Q18
3Q18

(1) Data as of 2018 under IFRS9 standards, 2017 figures under IAS 39.

- **Loans:** improving trend across the board. Continued focus on consumer loans: +24% yoy.
- **NII** growth at double digits, main P&L driver.
- **Costs** growth due to higher commercial activity. Positive jaws maintained.
- **Asset quality**: provision normalization after releases in 1H18. Significant increase in coverage ratio.
- **Strengthening our retail franchise**, boosting profitability.

3Q18 Results
October 30th 2018 / 25

Mexico

Profit & Loss (constant €m)	3Q18	Δ (%) vs 3Q17	9M18	Δ (%) vs 9M17
Net Interest Income	**1,421**	**9.2**	**4,110**	**8.3**
Net Fees and Commissions	302	5.4	900	7.3
Net Trading Income	53	-10.3	199	19.3
Other Income & Expenses	46	54.2	131	-7.0
Gross Income	**1,823**	**8.7**	**5,340**	**8.0**
Operating Expenses	-598	2.4	-1,759	3.7
Operating Income	**1,225**	**12.1**	**3,581**	**10.3**
Impairment on Financial Assets	-337	-16.5	-1,055	-9.9
Provisions & other gains (losses)	-22	n.s.	32	n.s.
Income Before Tax	**866**	**25.6**	**2,558**	**23.8**
Income Tax	-242	27.3	-707	27.4
Net Attributable Profit	**624**	**24.9**	**1,851**	**22.5**

Activity (Sep-18)
(constant €)


YtD
+6.0%
YtD
+2.1%
€bn
52.0
YoY
+6.5%
Mortgages
9.3
+7.7%
Consumer
7.5
+6.9%
Credit Cards
4.8
+3.1%
SMEs
3.6
+3.9%
Other commercial
20.3
+6.0%
Public sector
6.1
Rest
0.5
+3.0%
Lending1
€bn
71.6
YoY
+2.3%
Demand Deposits
36.9
-2.2%
Time Deposits
12.3
+9.2%
Off-BS Funds
19.2
+8.4%
Others
3.2
-1.4%
Cust. Funds

(1) Performing loans under management. Note: Activity excludes repos.

Key Ratios


Customer Spread
(%)
Yield on loans
12.44
12.66
12.77
10.92
10.73
10.66
Customer spread
Cost of deposits
1.52
1.93
2.11
3Q17
2Q18
3Q18


Asset Quality ratios1
126.2%
154.6%
149.5%
Coverage
2.3%
2.0%
2.0%
NPL
3.31%
2.93%
2.82%
CoR
(YtD)
3Q17
2Q18
3Q18

(1) Data as of 2018 under IFRS9 standards, 2017 figures under IAS 39.

- **NII** growing at high single digit, in line with expectations.
- **Loans:** mortgages and consumer loans, the main growth drivers in 3Q.
- Widening **operating jaws** and improving efficiency
- **Asset quality:** strong asset quality metrics. CoR better than expected
- **Bottom line** growth > 20%, above expectations.

3Q18 Results
October 30th 2018 / 26

Turkey

Profit & Loss (constant €m)	3Q18	Δ (%) vs 3Q17	9M18	Δ (%) vs 9M17
Net Interest Income	**845**	**42.9**	**2,204**	**26.4**
Net Fees and Commissions	181	30.6	515	32.0
Net Trading Income	28	197.5	31	99.8
Other Income & Expenses	16	-12.1	51	39.0
Gross Income	**1,069**	**41.2**	**2,801**	**28.1**
Operating Expenses	-304	10.3	-914	10.8
Operating Income	**765**	**58.9**	**1,887**	**38.6**
Impairment on Financial Assets	-354	n.s.	-638	149.5
Provisions & other gains (losses)	-14	-36.0	17	n.s.
Income Before Tax	**397**	**6.0**	**1,267**	**15.4**
Income Tax	-89	10.0	-278	24.1
Non-controlling interest	-157	5.3	-501	8.8
Net Attributable Profit	**152**	**4.4**	**488**	**18.1**

Activity Bank only (Sep-18)

(constant €)


YtD
-11.8%
FC
YtD
+9.0%
TL
Commercial
Retail
14.5
8.7
12.4
YoY[1]
-12.6%
+12.5%
+19.9%
+7.8%
Lending[2]
YtD
-9.2%
FC
Time
Demand
YtD
+19.1%
TL
Time
Demand
13.9
5.0
12.0
3.2
YoY[1]
-12.3%
-14.4%
-5.9%
+23.1%
+28.7%
+5.7%
Cust. Funds

(1) FC evolution excluding FX impact. (2) Performing loans under management.
Note: Activity excludes repos

Key Ratios


Customer Spread
(%)
TL
4.89
5.18
4.47
4.02
3.88
4.44
FC
3Q17
2Q18
3Q18


Asset Quality ratios[1]
138.0%
75.6%
76.5%
Coverage
2.5%
4.5%
5.2%
NPL
0.83%
1.23%
1.72%
CoR
(YtD)
3Q17
2Q18
3Q18

(1) Data as of 2018 under IFRS9 standards, 2017 figures under IAS 39.

- **Loans:** TL loan growth slowdown given lower economic growth and higher rates. FC loans continue to decrease.
- **Deposits:** movement from USD to TL deposits due to higher interest rates.
- **Customer spread:** significant increase in TL funding costs
- **NII** growth acceleration due to a higher contribution from CPI linkers
- **Opex** growth **below inflation**
- **Asset quality**: higher CoR explained by IFRS9 macro impact and large tickets in the commercial portfolio.

3Q18 Results
October 30th 2018 / 27

South America

Net attributable profit (constant €m)	9M18	Δ (%) vs 9M17 [1]
Colombia	181	43.1
Peru	128	5.7
Argentina	-2	-101.1
BBVA Chile	65	-26.2
Other[2]	95	0.4
Net attributable profit S.America	**467**	**-21.2**

(1) Argentina and Venezuela in current €.
(2) Other includes BBVA Forum, Paraguay, Uruguay , Venezuela and Bolivia

Activity (Sep-18)

(constant €)


YtD
+6.4%
€bn
34.8
YoY
+10.0%
Peru
13.4
+3.1%
Colombia
12.6
+6.6%
Argentina
3.8
+60.4%
Others
5.0
+12.9%
Lending[1]
YtD
+9.2%
€bn
48.0
YoY
+13.4%
Peru
14.7
+4.3%
Colombia
14.9
+13.9%
Argentina
6.2
+82.5%
Others
12.2
+3.9%
Cust. Funds

(1) Excluding BBVA Chile. (2) Performing loans under management. Note: Activity excludes repos.

Key Ratios


Customer Spread
(%)
13.47
13.29
14.15
6.78
6.79
6.78
6.80
6.75
6.70
3Q17
2Q18
3Q18


Cost of Risk YtD
(%)
2.74
1.96
1.95
1.48
1.29
1.40
1.32
1.12
1.22
3Q17
2Q18
3Q18

(1) Data as of 2018 under IFRS9 standards, 2017 figures under IAS 39.

- **Colombia:** loan growth biased towards retail portfolios. Bottom line growth (+43% yoy) explained by lower provisions (9M17 impacted by a large ticket).
- **Peru:** NII as the main P&L driver, thanks to a more profitable loan mix (retail portfolios+14%) and lower funding costs .
- **Argentina**: loan growth slowdown due to the economic environment. Customer spread improvement due to higher rates. Stable asset quality.

Final Remarks
01
Solid set of results, supported by core revenues
02
Digital leading to growth and efficiency gains
03
Sound and resilient capital position
04
Growing tangible book value despite difficult market environment
Focus on shareholder value

3Q18 Results
October 30th 2018 / 29
Annex
01 Customer Spread by Country 06 ALCO Portfolio and Liquidity Coverage Ratios (LCRs)
02 Gross Income Breakdown
07 Garanti: wholesale funding
03 Net Attributable Profit Evolution
08 Capital and RWA
04 P&L Accounts by Business Unit
09 Book Value of the Main Subsidiaries
05 Hyperinflation adjustment in Argentina P&L Account

3Q18 Results
October 30th 2018 / 30
01
Customer Spread by Country

3Q18 Results
October 30th 2018 / 31

Customer Spreads: Quarterly Evolution

Average

	3Q17	4Q17	1Q18	2Q18	3Q18
Spain	1.93%	1.93%	1.94%	1.94%	1.93%
Yield on Loans	2.00%	2.00%	2.01%	2.01%	2.01%
Cost of Deposits	-0.08%	-0.07%	-0.07%	-0.07%	-0.08%
USA	3.76%	3.75%	3.86%	3.97%	3.99%
Yield on Loans	4.12%	4.16%	4.31%	4.51%	4.65%
Cost of Deposits	-0.36%	-0.41%	-0.45%	-0.54%	-0.66%
Mexico MXN	11.81%	12.05%	12.06%	11.89%	11.80%
Yield on Loans	13.68%	14.02%	14.20%	14.20%	14.29%
Cost of Deposits	-1.87%	-1.98%	-2.14%	-2.30%	-2.49%
Mexico FC[1]	3.47%	3.68%	3.93%	4.06%	4.10%
Yield on Loans	3.53%	3.76%	4.02%	4.20%	4.26%
Cost of Deposits	-0.07%	-0.08%	-0.09%	-0.14%	-0.15%

	3Q17	4Q17	1Q18	2Q18	3Q18
Turkey TL	4.89%	4.90%	4.94%	5.18%	4.02%
Yield on Loans	13.75%	14.06%	14.55%	15.14%	17.19%
Cost of Deposits	-8.86%	-9.16%	-9.62%	-9.96%	-13.17%
Turkey FC[1]	3.88%	4.04%	4.16%	4.44%	4.47%
Yield on Loans	5.95%	6.14%	6.45%	6.79%	7.09%
Cost of Deposits	-2.07%	-2.10%	-2.29%	-2.35%	-2.62%
Argentina	13.47%	13.11%	12.70%	13.29%	14.15%
Yield on Loans	18.63%	18.77%	19.29%	20.72%	24.00%
Cost of Deposits	-5.16%	-5.65%	-6.59%	-7.43%	-9.85%
Colombia	6.78%	6.60%	6.72%	6.79%	6.78%
Yield on Loans	11.62%	11.37%	11.31%	11.22%	10.99%
Cost of Deposits	-4.84%	-4.77%	-4.60%	-4.43%	-4.21%
Peru	6.80%	6.57%	6.75%	6.75%	6.70%
Yield on Loans	8.17%	7.90%	7.92%	7.84%	7.84%
Cost of Deposits	-1.37%	-1.33%	-1.17%	-1.09%	-1.14%

(1) Foreign currency
Note: USA ex NY Business Activity

3Q18 Results
October 30th 2018 / 32
Customer Spreads: YTD Evolution
YTD Average
9M17 9M18 9M17 9M18
Spain 1.93% 1.94% Turkey TL 5.20% 4.66%
Yield on Loans 2.02% 2.01% Yield on Loans 13.48% 15.67%
Cost of Deposits -0.09% -0.07% Cost of Deposits -8.28% -11.01%
USA 3.65% 3.94% Turkey FC 1 3.78% 4.37%
Yield on Loans 4.00% 4.49% Yield on Loans 5.78% 6.81%
Cost of Deposits -0.35% -0.55% Cost of Deposits -2.00% -2.44%
Mexico MXN 12.11% 11.91% Argentina 14.56% 13.36%
Yield on Loans 13.84% 14.23% Yield on Loans 19.84% 21.50%
Cost of Deposits -1.72% -2.32% Cost of Deposits -5.28% -8.14%
Mexico FC 1 3.51% 4.03% Colombia 6.54% 6.77%
Yield on Loans 3.55% 4.16% Yield on Loans 11.88% 11.18%
Cost of Deposits -0.04% -0.13% Cost of Deposits -5.34% -4.41%
Peru 6.87% 6.75%
Yield on Loans 8.24% 7.88%
Cost of Deposits -1.37% -1.13%
(1) Foreign currency
Note: USA ex NY Business Activity

3Q18 Results
October 30th 2018 / 33
02
Gross Income Breakdown

3Q18 Results
October 30th 2018 / 34
Gross Income—Breakdown
9M18
Spain
4,505 €m
Rest of Eurasia
317 €m 25%
2% USA
12% 2,182 €m
South America
15%
2,777 €m
16% Turkey
2,801 €m
30%
Mexico
5,340 €m
Note: Spain includes Banking activity in Spain and Non Core Real Estate. Figures exclude Corporate Center

3Q18 Results
October 30th 2018 / 35
03
BBVA creating opportunities
Net Attributable Profit Evolution

3Q18 Results
October 30th 2018 / 36
Group – Net Attributable Profit
(€m)
BUSINESSES +831 €m
4,323 633 75 339 163 3,449 213 -43 -27 111 -165
-426
9M17 €m FX Banking Non core USA Mexico Turkey Rest of South Corp. Corp. Ops. 9M18 €m Effect activity RE Eurasia America Center ex-Spain Corp Ops.
YoY (%)
10.5 -78.0 43.2 22.5 18.1 -42.7 -5.6 25.2
(constant €)

3Q18 Results
October 30th 2018 / 37
04
P&L Accounts by Business Unit
Total Spain: Banking Activity + Non Core Real Estate Non Core Real Estate Rest of Eurasia Corporate Center Colombia Peru

3Q18 Results
October 30th 2018 / 38
Total Spain – Profit & Loss
Change (%) Change (%)
Total Spain (€m) 3Q18 vs 3Q17 9M18 vs 9M17
Net Interest Income 924 -2.1 2,780 -2.1
Net Fees and Commissions 420 7.3 1,271 8.0 Net Trading Income 41 -45.7 324 -17.8 Other Income & Expenses 88 -20.1 131 -57.3
Gross Income 1,474 -3.2 4,505 -4.5
Operating Expenses -829 -4.2 -2,513 -4.4
Operating Income 645 -1.8 1,992 -4.5
Impairment on Financial Assets (net) -73 -54.9 -287 -48.3
Provisions (net) and other gains (losses) -142 64.0 -207 -51.0
Income Before Tax 430 5.5 1,498 35.0
Income Tax -79 -23.8 -389 19.4
Net Attributable Profit 349 15.5 1,107 41.5

3Q18 Results
October 30th 2018 / 39
Non Core Real Estate—Profit & Loss
Change (%) Change (%)
Non Core Real Estate (€m) 3Q18 vs 3Q17 9M18 vs 9M17
Net Interest Income 12 -28.4 32 -34.4
Net Fees and Commissions 2 170.1 3 -0.3 Net Trading Income 5 n.s. 6 n.s. Other Income & Expenses -11 -61.3 -51 -26.1
Gross Income 7 n.s. -11 -38.5
Operating Expenses -19 -24.2 -58 -21.4
Operating Income -11 -69.3 -69 -24.8
Impairment on Financial Assets (net) 33 n.s. -6 -95.2
Provisions (net) and other gains (losses) -55 29.6 0 n.s.
Income Before Tax -34 -70.9 -75 -78.5
Income Tax 9 -66.7 15 -80.1
Net Attributable Profit -24 -72.1 -60 -78.0

3Q18 Results
October 30th 2018 / 40
Rest of Eurasia—Profit & Loss
Change (%) Change (%)
Rest of Eurasia (€m) 3Q18 vs 3Q17 9M18 vs 9M17
Net Interest Income 43 -12.2 124 -13.3
Net Fees and Commissions 35 -17.9 114 -8.3 Net Trading Income 22 18.7 77 -21.5 Other Income & Expenses 1 -26.0 1 -3.5
Gross Income 101 -9.2 317 -13.8
Operating Expenses -75 2.4 -217 -4.6
Operating Income 26 -32.0 99 -28.8
Impairment on Financial Assets (net) -23 n.s. -9 n.s.
Provisions (net) and other gains (losses) 1 n.s. 3 n.s.
Income Before Tax 4 -90.1 94 -33.4
Income Tax -4 -51.7 -37 -9.8
Net Attributable Profit -1 n.s. 57 -42.9

3Q18 Results
October 30th 2018 / 41
Corporate Center—Profit & Loss
Change (%) Change (%)
Corporate Center (€m) 3Q18 vs 3Q17 9M18 vs 9M17
Net Interest Income -70 -17.1 -210 -23.4
Net Fees and Commissions -18 -4.5 -50 -24.1 Net Trading Income -38 n.s. -96 n.s. Other Income & Expenses -4 56.1 31 -10.3
Gross Income -129 132.5 -325 n.s.
Operating Expenses -237 7.6 -696 5.3
Operating Income -366 32.8 -1,022 51.5
Impairment on Financial Assets (net) 0 n.s. 0 n.s.
Provisions (net) and other gains (losses) 23 n.s. -55 -3.9
Income Before Tax -343 20.2 -1,077 47.0
Income Tax 95 n.s. 253 175.7 Corporate Operations Income 633 n.s. 633 n.s. Non—controlling interests 13 n.s. 3 -122.5
Net Attributable Profit 399 n.s. -188 -71.4

3Q18 Results
October 30th 2018 / 42
Colombia- Profit & Loss
Change (%) Change (%)
Colombia (constant €m) 3Q18 vs 3Q17 9M18 vs 9M17
Net Interest Income 207 7.1 627 9.6
Net Fees and Commissions 22 -4.0 70 7.2 Net Trading Income 16 -7.9 45 -30.2 Other Income & Expenses 2 -60.5 13 12.0
Gross Income 247 3.4 756 5.8
Operating Expenses -91 3.4 -275 5.4
Operating Income 156 3.4 481 6.1
Impairment on Financial Assets (net) -64 -20.5 -188 -23.2
Provisions (net) and other gains (losses) 2 n.s. -11 1.5
Income Before Tax 94 40.3 281 42.7
Income Tax -34 110.4 -94 40.3
Net Attributable Profit 58 17.2 181 43.1

3Q18 Results
October 30th 2018 / 43
Peru- Profit & Loss
Change (%) Change (%)
Peru (constant €m) 3Q18 vs 3Q17 9M18 vs 9M17
Net Interest Income 207 12.8 586 8.1
Net Fees and Commissions 52 -5.1 158 0.9 Net Trading Income 30 -16.9 102 -6.1 Other Income & Expenses -4 43.3 -12 -7.6
Gross Income 285 4.9 834 5.0
Operating Expenses -100 7.0 -298 5.3
Operating Income 185 3.8 536 4.9
Impairment on Financial Assets (net) -55 7.9 -140 0.5
Provisions (net) and other gains (losses) -1 n.s. -4 -66.5
Income Before Tax 129 0.8 391 9.0
Income Tax -38 8.9 -114 17.6
Non—controlling interests -49 -1.7 -149 6.0
Net Attributable Profit 43 -2.7 128 5.7

3Q18 Results
October 30th 2018 / 44
05
Hyperinflation adjustment in Argentina P&L Account

3Q18 Results
October 30th 2018 / 45
Argentina Hyperinflation adjustment in P&L
Profit & Loss 9M18 Hyperinflation 9M18 (constant €m) (reported) adjustment Ex. Hyperinflation
Net Interest Income 407 -143 549
Net Fees and Commissions 93 -34 127 Net Trading Income 92 -33 125 Other Income & Expenses -154 -196 42
Gross Income 438 -406 844
Operating Expenses -307 94 -401
Operating Income 131 -312 443
Impairment on Financial Assets (net) -48 17 -65 Provisions (net) and other gains -19 2 -21 (losses)
Income Before Tax 65 -293 357
Income Tax -67 14 -81 Non-controlling interest 0 89 -89
Net Attributable Profit -2 -190 188

3Q18 Results
October 30th 2018 / 46
06
ALCO Portfolio and Liquidity Coverage Ratios (LCRs)

3Q18 Results
October 30th 2018 / 47
ALCO Portfolio & Liquidity Coverage Ratios (LCRs)
ALCO Portfolio breakdown by region (€ bn)
55.8 56.8 55.4
South America 3.2 South America 3.5 South America 2.6 Mexico 4.8 Mexico 5.1 Mexico 5.6 Turkey 10.7 Turkey 8.6 Turkey 7.3
USA 11.2 USA 11.4 USA 10.6
Euro1 28.5 Euro1 26.5 Euro1 28.4
Sep-17 Jun-18 Sep-18
(1) Figures excludes SAREB bonds (€5.2bn as of Sep-17; €4.8bn as of Jun-18 and Sep-18).
BBVA Group and Subsidiaries LCR
Significantly above the 100% requirement
Sep-18 BBVA Group Euroz.1 USA2 Mexico Turkey S. Amer.
LCR 127% 152% 145% 134% 119% well >100%
(1) Perimeter: Spain + Portugal + Rest of Eurasia
(2) Compass LCR calculated according to local regulation (Fed Modified LCR)

3Q18 Results
October 30th 2018 / 48
07
Garanti: wholesale funding

3Q18 Results
October 30th 2018 / 49
Turkey – Liquidity & Funding Sources
LTD ratio 103%, 9 p.p. improvement QoQ and 12 p.p. YTD, mainly driven by a reduction in Local Currency LTD, as Foreign Currency LTD remained flattish at 71%. Stable deposit base: Deposits from Retail and SMEs represent c.75% of Total TRY deposits and c.60% of FC deposits
Liquidity Coverage Ratio (EBA): 119% vs. 100% required for 2018
Foreign Currency loans -5% QoQ and -12% YTD
Limited External wholesale funding needs: USD 13.1 Bn
FC Liquidity Buffers External Wholesale Funding Maturities(2) (USD Bn)
4.8
4.6
Short Term Swaps
Unencumbered FC securities 1.8
0.9 1.0
(1)
FC Reserves under ROM
4Q18 2019 2020 2021 >=2022
Money Market Placements (3)
Covered Bond Subdebt Syndicated loans Securitization Senior Other
c.USD 10 Bn liquidity buffer USD 13.1 Bn including syndicated loans
Note: All figures are Bank-only, as of September 2018 (2) Includes TRY covered bonds and excludes on balance sheet IRS transactions (1) ROM: Reserve Option Mechanism (3) Other includes mainly bilateral loans, secured finance and other ST funding
Ample liquidity buffers and limited wholesale funding maturities, USD 1.8 Bn in 4Q18, including syndicated loans

3Q18 Results
October 30th 2018 / 50
08
Capital and RWA
Capital Base Capital YTD
Risk-Weighted Assets by Business Area

3Q18 Results
October 30th 2018 / 51
Capital Base
Evolution of phased-in capital ratios Evolution of fully-loaded capital ratios
(%) (%)
Total capital Ratio 15.52 15.47 15.92 Total capital Ratio 15.27 15.17 15.60
2.53 2.58
Tier 2 2.66 Tier 2 2.46 2.53 Additional Tier 1 2.67 1.78 1.73 1.28 1.73 Additional Tier 1 1.73 1.66
CET1 CET1
11.08 10.85 11.34
11.71 11.08 11.56
11.34% 11.40% proforma* proforma*
Dec-17 Jun-18 Sep-18 Dec-17 Jun-18 Sep-18
(*) Data proforma includes IFRS9 full impact (-31bps) and the impact from corporate transactions (sale of BBVA Chile closed on July 6th and RE Assets to Cerberus closed on Oct.10th ) which amounts to +57bps as of Dec17 +55bps as of Jun18

3Q18 Results
October 30th 2018 / 52
Capital YtD Evolution
CET1 fully-loaded – BBVA Group
YtD Evolution (%, bps)
+108 bps
- 48 bps
11.34% 11.34%
- 60 bps
Dec.17 Net Dividend accrual & AT1 Others** Sep.18 proforma * Earnings Coupons
(*) Data proforma Jun.18 includes IFRS9 full impact (-31bps) and +55 bps from corporate transactions, both already closed (sale of BBVA Chile closed on July 6th, and RE Assets to Cerberus on Oct 10th). (**) Others includes mainly market related impacts (FX impact and mark to market of AFS portfolios), and RWAs evolution, among other

3Q18 Results
October 30th 2018 / 53
Risk-Weighted Assets by Business Area
Fully-Loaded RWA
Breakdown by business area and main countries
Dec-17 Jun-18 Sep-18
(€m)
Banking activity in Spain 108,141 101,633 102,020 Non core Real Estate Activity 9,692 7,547 7,475 United States 58,688 61,473 62,728 Mexico 44,941 50,630 54,391 Turkey 62,768 58,770 52,822 South America 55,975 55,151 41,544
Argentina 9,364 7,914 7,021 Chile 14,431 14,861 2,119 Colombia 12,299 12,983 13,240 Peru 14,879 15,360 15,222 Rest of South America 5,002 4,033 3,943
Rest of Eurasia 15,150 15,002 13,889
Corporate Center 6,332 6,999 8,402
BBVA Group 361,686 357,205 343,271

3Q18 Results
October 30th 2018 / 54
09
Book Value of the Main Subsidiaries

3Q18 Results
October 30th 2018 / 55
Book Value of the Main Subsidiaries1
Mexico 9.8
USA 7.0
Turkey 2 3.5
Colombia 1.3
Peru 1.0
Argentina 0.6
Chile 0.3
Venezuela 0.1
(1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value.
(2) Turkey includes the Garanti Group.

3Q18 Results
October 30th, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 30, 2018	By:	/s/ María Angeles Peláez Morón
	Name:	María Angeles Peláez Morón
	Title:	Authorized representative